UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 ___________________________________

SCHEDULE 14F-1

___________________________________

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

UBL INTERACIVE, INC.
(Exact name of registrant as specified in its corporate charter)

Delaware	000-54955	27-1077850
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

China World Trade Center, Tower 1, Room 1825 Jianguomenwai Avenue, Beijing, China 100004
(Address of principal executive offices)

Registrant’s telephone number, including area code: +86 10-65014177

UBL INTERACTIVE, INC.

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL

PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF UBL INTERACTIVE, INC.

INTRODUCTION

This Information Statement is being mailed on or about May 22, 2018 to the record holders of the common stock, par value $0.001 per share (the “Common Stock”) and Class A Preferred Shares, par value $0.01 per share (the “Preferred Shares”), of UBL Interactive, Inc., a Delaware corporation (the “Company”) as of May 21, 2018 (the “Record Date”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board”) as contemplated by that certain Stock Purchase Agreement (the “SPA”) entered into by and between William R. Alessi, Jr., the majority shareholder of the Company, as seller, and Hero Grand Everbright International Limited, as buyer. Pursuant to the SPA, the buyer paid the seller a total consideration of $375,000 in cash from its corporate funds.

The purchase and sale of (i) 4,175,000 shares of Common Stock and (ii) 10,000,000 Preferred Shares as contemplated by the SPA closed on May 2, 2018 and the change in the composition of the Board will become effective ten days after the mailing of this Information Statement (the “Effective Date”).

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s stockholders. The description of the forgoing transaction does not purport to be complete and is qualified entirely by the terms of the SPA.

CHANGE OF CONTROL AND CHANGE OF BOARD

Following consummation of the transaction, the buyer owns 99.6% of the voting securities upon conversion of all Preferred Shares, resulting in a change in control of the Company.

In connection with the change in control, Mr. Alessi, the Company’s President, Chief Executive Officer, Chief Financial Officer and sole director, resigned from his officer positions with the Company on May 2, 2018 and will resign from his director position, which resignation will become effective on the Effective Date. Ling Gui was appointed Chairman, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary of the Company, effective May 2, 2018.

Other than the transaction described above, the Company knows of no arrangements which may result in a change in control of the Company.

To the Company’s knowledge, none of its director, officer, 5% stockholders or affiliate, or any associate of such persons is a party adverse to the Company or has a material interest adverse to the Company in any material proceedings. To its knowledge, none of its directors or officers has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder require the mailing to stockholders of record the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of directors occurs (otherwise than at a meeting of stockholders). Accordingly, the change in a majority of directors will not occur until 10 days following the filing and mailing of this Information Statement, which will be the Effective Date.

NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

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VOTING SECURITIES

The Company’s authorized capital stock consists of 200,000,000 shares of Common Stock and 10,000,000 Preferred Shares, par value $0.01 per share. Each share of Common Stock is entitled to one vote. Each Preferred Share is convertible to 1,000 shares of Common Stock, subject to certain adjustments and votes along with Common Stock on an as converted basis. As of the Record Date, 41,998,104 shares of Common Stock and 10,000,000 Preferred Shares were issued and outstanding. There are no options exercisable for, or warrants convertible into, shares of Common Stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, regarding the beneficial ownership of the Company’s Common Stock as of the Record Date by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of its Common Stock, (ii) by each director and executive officer of the Company and (iii) by all executive officers and directors of the Company as a group. Each of the persons named in the table has sole voting and investment power with respect to Common Stock beneficially owned.

The business address of each person listed below is China World Trade Center, Tower 1, Room 1825, Jianguomenwai Avenue, Beijing, China 100004.

	Number of		Percentage
	Shares		of Shares
Name and Address	Owned		Owned
5% Stockholders
Hero Grand Everbright International Limited	10,004,175,000	(3)	99.6%	(2)
Jianzhong Cui (1)	10,004,175,000	(3)	99.6%	(2)
Directors and Officers
Ling Gui	-		-
William R. Alessi, Jr.	-		-
All officers and directors as a group	-		-

__________

(1)	Jianzhong Cui is the sole director and officer of Hero Grand Everbright International Limited and has the voting and dispositive power over shares of Common Stock and Preferred Shares held by this stockholder.

(2)	Based on a total number of 10,004,175,000 shares outstanding upon conversion of all the Preferred Shares.

(3)	Includes 10,000,000,000 shares of Common Stock upon conversion of all the Preferred Shares.

DIRECTORS AND OFFICERS

The following table sets forth information regarding the Company’s directors and officer:

Name	Age	Positions	Date First Appointed
William R. Alessi, Jr.	46	Director	April 20, 2018
Ling Gui	56	President, Chief Executive Officer, Chief Financial Officer, Treasurer, and Secretary	May 2, 2018

William R. Alessi, Jr. Mr. Alessi was appointed as President and Chief Executive Officer and director of the Company in April 2018 but subsequently resigned from all officer positions on May 2, 2018. He has been the Managing Director of Hybrid Titan Management, LLC since September 11, 2000. He was formerly the interim CEO of RMD Entertainment Group, Inc. from April of 2017 through October of 2017, and was the interim CEO of Land Star, Inc. from April of 2017 to December of 2017.

Ling Gui. Ms. Gui has been the President of Hidetaka Nano Technology Corporation since 2017. Prior to that, she was the financial director of Shenzhen Energy Holding Co., Ltd. from 2010 to 2016. She was the officer manager of Chaozhou Xinshidai Hospital from 2008 to 2010 and Southern Mechanical Construction Corporation, Changsha Branch from 2004 to 2008. Ms. Gui graduated Wuhan Employee Medical School. She started her career as an obstetrician at Huangmei County Chinese Medicine Hospital, where she worked from 1982 to 2004.

Director Independence

The Company does not have any independent directors. The Company is not required to maintain a majority of independent directors under the rules applicable to companies that do not have securities listed or quoted on a national securities exchange or national quotation system.

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The Board and Committees

The Board does not maintain a separate audit, nominating or compensation committee. Functions customarily performed by such committees are performed by the Board as a whole.

Board Leadership Structure and Role in Risk Oversight

The Board evaluates its leadership structure and role in risk oversight on an ongoing basis. Currently, Ling Gui serves as the Company’s Chairman and Chief Executive Officer. The Board does not currently have a lead independent director. The Board determines what leadership structure it deems appropriate based on factors such as the experience of the applicable individuals, the current business environment of the Company or other relevant factors.

The Board is also responsible for oversight of the Company’s risk management practices while management is responsible for the day-to-day risk management processes. This division of responsibilities is the most effective approach for addressing the risks facing the Company, and the Company’s Board leadership structure supports this approach. The Board receives periodic reports from management regarding the most significant risks facing the Company.

Communication with the Board

Stockholders or other interested parties may communicate with the Board by sending mail to the Company’s offices at China World Trade Center, Tower 1, Room 1825, Jianguomenwai Avenue, Beijing, China 100004.

Board Meetings

During its fiscal year ended September 30, 2017, the Company did not hold any meetings of the Board.

Family Relationships

There are no family relationships between or among the Company’s directors and executive officer.

Legal Proceedings

To the Company’s knowledge, there are no material proceedings to which any director, director nominee, officer or affiliate of the Company is a party adverse to the Company or has a material interest adverse to the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Board is responsible to approve all related party transactions. The Company has not adopted written policies and procedures specifically for related person transactions.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers and beneficial holders of more than 10% of its Common Stock to file with the SEC initial reports of ownership and reports of changes in ownership of its equity securities. Based solely upon our review of the copies of such forms that we received with respect to the fiscal year ended September 30, 2017, we believe that each person who at any time during the fiscal year was a director, officer or beneficial owner of more than 10% of our Common Stock, satisfied his or her Section 16(a) filing requirements, although certain reports were filed on a late basis.

EXECUTIVE COMPENSATION

The Company’s sole officer and director did not receive any compensation for his services rendered to the Company for the fiscal year ended September 30, 2017. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employee.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UBL INTERACTIVE, INC.

Dated: May 22, 2018	By:	/s/ Ling Gui
	Name:	Ling Gui
	Title:	Chief Executive Officer and Chief Financial Officer

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